Filed by: CrossFirst Bankshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: CrossFirst Bankshares, Inc.

(Commission File No.: 001-39028)

The following letter to customers was made available by CrossFirst Bankshares, Inc. on August 27, 2024:

To: CrossFirst Customers

From: Mike Maddox

Date: Tuesday, August 27, 2024

Subject: CrossFirst Bank Important Announcement

Dear CrossFirst Customer,

As a valued client of CrossFirst Bank, I would like to share some exciting news. Our holding company, CrossFirst Bankshares, Inc., entered into a definitive agreement with First Busey Corporation, the holding company of Busey Bank, which will result in the merger of our financial institutions. Pending completion of customary closing conditions, including regulatory and other required approvals, it is expected the banks will merge in mid-2025.

While our teams work to unite CrossFirst Bank with Busey Bank, there is nothing you need to do at this time. Until legally merged, Busey and CrossFirst will remain separate and independent companies and will continue to operate as separate and independent companies until such time. You may continue to use your debit and credit cards, checks, online and mobile banking, and all other services as you always have. There will be no interruption in access to your accounts or services due to this announcement.

As we combine our companies, I want to take the opportunity to share how your banking relationship will benefit when we become Busey Bank:

●	Convenience of an expanded footprint throughout the Midwest, Southwest, and Florida

Our combination will create a premier commercial bank with approximately $20 billion in combined assets and, together, we will operate 77 locations across 10 states: Arizona, Colorado, Florida, Kansas, Illinois, Indiana, Missouri, New Mexico, Oklahoma and Texas.

●	Access to an even more comprehensive suite of solutions

Bringing our banks together accelerates our vision while enhancing the ability to serve all our stakeholders. After the merger is completed, you will have access to expanded services, along with an expanded range of personal and commercial banking products. Most notably, you will have access to Busey’s wealth management services, including Trust and fiduciary services.

●	Continued prioritization of a high-touch approach to personalized service

We understand the importance of the relationship you built with your banker. You will continue to enjoy working with the same bankers who know you and understand your individual needs. They will continue to serve your everyday banking needs today and into the future.

In addition to the bankers you work with today, you will also continue to see many of the same leaders across the organization. Both the pro forma executive team and board of directors will have representation from both organizations. This will unite the strengths of both companies and provide continuity of leadership.

The collective, overarching rationale for uniting with Busey Bank is simple: there is strength in combining two like-minded, dynamic organizations that prioritize people and service. As one, we will continue to do the right thing for our clients, serve in extraordinary ways, and be a force for good in our communities.

To learn more, please review the Frequently Asked Questions enclosed. If you have any additional questions, please contact your local banker or a member of our Client Care team at 844-261-2548. We value your business and look forward to serving you for many years to come.

Thank you for your continued support and for the trust you place in us.

Sincerely,

Mike Maddox

Chief Executive Officer

CrossFirst Bank

The following customer FAQs were made available by CrossFirst Bankshares, Inc. on August 27, 2024:

When was the agreement announced?

The merger agreement between CrossFirst Bankshares, Inc., the holding company of CrossFirst Bank, and First Busey Corporation, the holding company of Busey Bank, was announced August 27, 2024.

What is the expected timing of the merger?

Pending completion of customary closing conditions, including regulatory and other required approvals, it is expected that the holding companies will merge in the first or second quarter of 2025, and the banks will subsequently merge in mid-2025. The combined companies and banks will operate as First Busey Corporation and Busey Bank, respectively.

What can you tell me about Busey Bank?

First Busey Corporation is an $11.9 billion financial holding company headquartered in Champaign, Illinois. Busey’s bank subsidiary, Busey Bank, is a full-service commercial bank with 62 locations across four states: Illinois, Missouri, Indiana and Florida.

Busey Wealth Management provides asset management, investment and fiduciary services to individuals, businesses and foundations. As of June 30, 2024, Busey Wealth Management’s assets under care were approximately $13.0 billion. In addition, Busey owns a retail payment processing subsidiary, FirsTech, Inc., which processes approximately $12 billion in payments from more than 40 million transactions annually.

Similar to CrossFirst, Busey was built on a service-oriented foundation with a vested commitment to associate, customer, shareholder and community experiences. Busey’s vision is: Service Excellence in Everything We Do for Our Pillars. Busey Bank was honored to be named among America’s Best Banks and the World’s Best Banks in 2024 by Forbes magazine.

More information about Busey, the Busey Promise and Busey’s History & Heritage can be found at busey.com.

Why Busey + CrossFirst?

Leadership teams from both organizations have grown to know and respect each other’s operating philosophies, sharp focus on providing best-in-class service and associate cultures. The combination of two strong banks will advance our shared, longstanding dedication to supporting associates and the clients and communities we serve, allowing us to create a stronger company with the meaningful scale needed to compete in today’s operating environment.

Our organizations offer a broad range of financial services and delivery systems that nicely complement each other. By joining CrossFirst’s strong commercial presence and specialty industry lending programs with Busey’s existing regional operating model that offers wealth management and payment technology solutions, it will allow us to further meet our clients’ growing needs and expand our organizations into new markets with a shared service commitment to our associates, clients, shareholders and communities.

Finally, Busey and CrossFirst have exceptional, like-minded cultures. As one, we will proudly give back to our communities, do the right thing for our customers and build trusted relationships that span generations.

Is there anything I need to do today?

No. Your CrossFirst accounts and services will continue to work as they do today. Until legally merged, Busey and CrossFirst will remain separate and independent companies and will continue to operate as separate and independent companies until such time, so please continue to access your accounts as you normally do.

As we move through the approval and closing phase and then into the integration process, we are committed to ongoing and direct communication. You will receive information via mail, email or phone, depending on what’s appropriate, and any changes will be communicated with generous advance notice.

Can I expect the same level of service I’m accustomed to from CrossFirst?

Yes. Both organizations share a commitment to maintaining a strong, local presence for their clients and communities. Thanks to outstanding associates, this dedication will not change. Combining our like-minded organizations will allow us to build upon and strengthen our shared beliefs, community focus and commitment to service excellence to deliver a preeminent bank.

When can I call or use Busey locations?

You will be able to take advantage of our combined services after the banks merge, anticipated in mid-2025. Until this time, please continue to visit your local CrossFirst branch.

Once merged, you will have access to Busey’s 62 full-service service centers throughout Illinois, Missouri, Indiana and Florida. Overall, once combined our bank will offer the convenience of an expanded service center network across 10 states and 77 locations.

Will my deposits still be FDIC-insured?

When the bank merger closes and the deposit accounts at CrossFirst Bank are acquired by Busey Bank, CrossFirst Bank deposits will be separately insured from any accounts a depositor may already have with Busey Bank for an initial period of six months. This grace period is intended to give depositors an opportunity to restructure their accounts if the merger causes a depositor to have funds in excess of the insurance limits at Busey Bank.

Certificate of Deposits (CD) acquired by Busey Bank will be separately insured from pre-existing deposit accounts at Busey Bank, subject to the following rules:

●	Time deposits that mature after the initial six-month grace period remain separately insured until they mature.
●	Time deposits that mature during the initial six-month grace period and are renewed for the same time period and the same dollar amount as the original deposit (with or without accrued interest added to the principal amount) will continue to be separately insured until the first maturity date after the expiration of the six-month period.
●	Time deposits that mature during the initial six-month grace period and are renewed for a different dollar amount or a different time period (even if Busey Bank does not offer CDs for the original time period), or time deposits that mature within the first six months and are not renewed and thereby become regular savings or demand deposits, are separately insured only until the end of the six-month period.

Nonetheless, you should plan to speak with us after your accounts transition to Busey Bank. We may be able to link your accounts to help satisfy any minimum balance requirements and review the ownership category and titling of your assets to ensure that you continue to qualify for the maximum FDIC coverage allowed by law.

Additional resources are available at fdic.gov.

How will my account(s) be impacted?

Until systems integration, your existing account agreements and all other contracts will continue to govern your account(s). Please continue to access your accounts as you normally do.

Will my banking center hours or phone numbers change?

Because the locations of our banks do not currently overlap and this is a partnership of out-of-market organizations, there are no current plans to close or consolidate any locations. Likewise, contact information will not change and there are no current plans to change banking center or drive-thru hours of operation.

Will my banker’s email address change?

Not at this time. Contact information will remain the same until further communication.

Will there be any changes to my products, fees or services?

No. We will continue to provide the same great products and services we currently provide until we complete systems integration. At this time, continue to access your accounts and conduct transactions as usual.

Can I continue to use my existing checks, debit card, and/or ATM card?

Yes. Please continue to use your existing checks, debit and ATM cards until further notification.

Will my direct deposits, automated payments and transfers be interrupted?
No. All these services will continue without interruption.

Will my account numbers change?

Your account numbers will remain the same. In the event a change is needed, you will be notified well in advance, and we will handle all the details.

Will wire instructions change?

Not at this time. We will notify you well in advance with new routing information.

How about my safe deposit box?

There will be no change to your safe deposit service.

What online banking changes should I expect?

At this time, you will continue to have access to the same online banking platform and information you have today. Any changes will be communicated to you promptly and with generous lead time.

Will I continue to receive my monthly statements at the same time?

Yes. Your statements will continue to print, and eStatements will be available within online banking at the same time each month.

What about the interest rate on my CD or IRA? Will there be any changes?

The interest rate on CDs stays the same until your CD or IRA matures. Your CD will then renew at the rate in effect at that time.

Where can I find additional information?

For additional information, please visit crossfirstbank.com or visit with your local banker. We value your business and look forward to serving you for many years to come.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to Busey’s and CrossFirst’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “plan,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “position,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; Busey and CrossFirst do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Busey and CrossFirst. Such statements are based upon the current beliefs and expectations of the management of Busey and CrossFirst and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Busey or CrossFirst; the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Busey and CrossFirst to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate CrossFirst’s operations and those of Busey; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Busey’s and CrossFirst’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Busey’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Busey and CrossFirst to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; changes in interest rates and prepayment rates of Busey’s or CrossFirst’s assets fluctuations in the value of securities held in Busey’s or CrossFirst’s securities portfolio; concentrations within Busey’s or CrossFirst’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; the level of non-performing assets on Busey’s or CrossFirst’s balance sheets; the strength of the local, state, national, and international economy; risks related to the potential impact of general economic, political and market factors or of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, droughts on the companies or the proposed transaction; the economic impact of any future terrorist threats or attacks, widespread disease or pandemics or other adverse external events that could cause economic deterioration or instability in credit markets; changes in state and federal laws, regulations, and governmental policies concerning Busey’s or CrossFirst’s general business; changes in accounting policies and practices; increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; breaches or failures of information security controls or cybersecurity-related incidents; changes in technology and the ability to develop and maintain secure and reliable electronic systems; the loss of key executives or associates; changes in consumer spending; unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes) or CrossFirst; other factors that may affect future results of Busey and CrossFirst and the other factors discussed in the “Risk Factors” section of each of Busey’s and CrossFirst’s Annual Report on Form 10-K for the year ended December 31, 2023, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Busey’s and CrossFirst’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and other reports Busey and CrossFirst file with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, Busey will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey, that will be sent to stockholders of Busey and CrossFirst seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of Busey and CrossFirst and their respective affiliates are urged to read, when available, the registration statement on form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form s-4 and any other relevant documents filed or to be filed with the sec in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about Busey, CrossFirst and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the “SEC Filings” section of Busey’s website, https://ir.Busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the “Investor Relations” section of CrossFirst’s website, https://investors.crossfirstbankshares.com/.

Participants in Solicitation

Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.